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DEC 02 2021

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69505

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___October 1, 2020_ AND ENDING _Septmber 30, 2021_______
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ______Charles Towne Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

123 Island Park Drive, Charleston, SC 29492
(No. and Street)

(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott Ilario 704-516-1836 Silario@charlestownesecurities.com
(Name) (Area Code – Telephone Number) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jerome Davies, C.P.A., PC
(Name – If individual, state last, first, and middle name)

3065 Sandy Plains Road Marietta GA. 30066
(Address) (City) (State) (Zip Code)

4/25/17 6363
(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Ilario, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Charles Towne Securities, LLC, as of September 30, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Financial Officer

[signature]

Notary Public

Amy Lee NOTARY PUBLIC Comm. Expires April 11, 2028 South Carolina

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☑ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Charles Towne Securities, LLC
(A wholly owned subsidiary of Charles Towne Holdings, LLC)

Financial Statements and Supplemental Disclosures

September 30, 2021

(With report of Independent Registered Public Accounting Firm)

JDCPA

Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Charles Towne Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Charles Towne Securities, LLC (the Company) as of September 30, 2021, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Charles Towne Securities, LLC as of September 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in schedules I through III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in schedules I through III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.

Jerome Davies, CPA, P.C.

Marietta, Georgia
November 29, 2021

JDCPA
Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Charles Towne Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Charles Towne Securities, LLC (the "Company") and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2021. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2021 with the amount reported in Form SIPC-7 for the year ended September 30, 2021, noting no material differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended September 30, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Jerome Davies, CPA, P.C.

Marietta, Georgia
November 29, 2021

Charles Towne Securities, LLC
Statement of Financial Condition
As of September 30, 2021

ASSETS		
Cash	$	22,447
Accounts Receivable, Net		21,303
TOTAL ASSETS		43,750
LIABILITIES & MEMBER'S EQUITY		
Liabilities		
Commissions Payable	$	30,295
Total Liabilities		30,295
Member's Equity		13,455
TOTAL LIABILITIES & MEMBER'S EQUITY		43,750

The accompanying notes are an integral part of these financial statements.

Charles Towne Securities, LLC
Statement of Operations
For the Year Ended September 30, 2021

Revenue		
Investment Banking Fees	$	1,235,478
Referral Fees		650,000
Other Income-Fees from Registered Representatives		45,795
Total Revenue		1,931,273
Expenses		
Compensation and Commissions		1,371,536
Bad Debt		200,000
Regulatory Fees		19,832
Professional Services		9,180
Technology and Communications		6,680
Other Operating		3,869
Total Expenses		1,611,097
Net Income		320,176

The accompanying notes are an integral part of these financial statements.

Charles Towne Securities, LLC
Statement of Changes in Member's Equity
For the Year Ended September 30, 2021

Member's Equity at September 30, 2020	$	40,663
Net Income		320,176
Member's Contributions		238,500
Member's Distributions		(585,884)
Member's Equity at September 30, 2021	$	13,455

The accompanying notes are an integral part of these financial statements.

Charles Towne Securities, LLC
Statement of Cash Flows
For the Year Ended September 30, 2021

OPERATING ACTIVITIES		
Net Income	$	320,176
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in Accounts Receivable		(21,303)
Decrease in Deposits		4,223
Decrease in Accounts Payable		(97)
Increase in Commissions Payable		30,295
Net Cash Provided by Operating Activities		333,294
FINANCING ACTIVITIES		
Member Contributions		238,500
Member Distributions		(585,884)
Net Cash Used by Financing Activities		(347,384)
Net Decrease in Cash		(14,090)
Cash at the Beginning of Year		36,537
Cash at End of Year	$	22,447

The accompanying notes are an integral part of these financial statements.

Charles Towne Securities, LLC
Notes to Financial Statements
September 30, 2021

<u>Notes to Financial Statements</u>

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Charles Towne Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides private placements and M&A advisory services to various companies in the United States. The Company signed its membership agreement with FINRA on September 4, 2015. The Company is a single-member limited liability company wholly- owned by Charles Towne Holdings, LLC ("Holdings"). As a limited liability company, the member's liability is limited to their investment.

A summary of the Company's significant accounting policies follows:

Basis of accounting: The Company prepares its financial statements on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP). Under the accrual basis of accounting, revenues are recognized when they are earned, and expenses are recognized when the underlying obligations have been incurred.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable: Accounts receivables are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client.

The carrying amount of accounts receivable is reduced by an allowance for credit losses that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of the company's collection experience, the customer's creditworthiness, and current economic trends, estimates the portion, if any, of the balance that will not be collected. Accounts receivable as of September 30, 2021, is net of allowance for credit loss of $200,000.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Statements," which introduced an expected credit loss model for the impairment of financial assets measured at amortized cost. The model replaces the probable, incurred loss model for those assets and broadens the information an entity must consider in developing its expected credit loss estimate for assets measured at amortized costs. The Company adopted ASU No. 2016-13 on October 1, 2020 using the modified retrospective approach with no material impact to its financial position, results of operations or cash flows.

Revenue recognition: The Company recognizes revenue from contracts with customers in

accordance with ASC 606 Revenue from Contracts with Customers, which creates as a single framework for recognizing revenue from contracts with customers that is within its scope.

Pursuant to ASC 606, the Company recognizes revenue when it satisfies its performance obligation by transferring control over goods or services to a customer.

Revenue from contracts with customers includes investment banking fees which consist of private placement and merger and acquisitions (M & A) advisory services, and referral fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue from investment banking services and referral fees is generally recognized at the point in time that performance under the arrangement is completed or the contract is cancelled. However, for certain contracts, investment banking revenue may be recognized over time where the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue would be reflected as contract liabilities (unearned revenue).

Subsequent Events: Management has evaluated subsequent events through the date that the accompanying financial statements were issued.

Note 2. Income Tax Status

As a single-member limited liability company, the Company is treated as a "disregarded entity" for income tax purposes. Thus, for federal income tax purposes, the Company is accounted for as a division of Holdings and does not file separate tax returns. The Company's financial activity is reported in conjunction with the federal and state income tax filings of Holdings. Therefore, no income tax liability nor provision expense has been recognized as the members of Holdings are individually liable for income taxes, if any, on their share of Holdings' net income or loss.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment or material accrual to the financial statements to comply with the provisions of this guidance.

Note 3. Net Capital Requirement

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

Rule 15c3-1 also requires that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2021, the Company had net capital of $13,455, which was $8,455 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 2.25 to 1.

Note 4. Related Party

The member provides office space to the Company at no cost.

Note 5. Concentrations

66% of the total revenue was earned from the company's two largest customers. 100% of net accounts receivable is due from one customer.

The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The Company has not incurred any losses on such accounts and management believes it is not subject to any significant credit risk on such balances.

Note 6. Commitments and Contingencies

The Company had no commitments or contingencies that require disclosure in the financial statements of the notes thereto.

Note 7. Uncertainty

In March 2021, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic which continues to spread throughout the United States. The Company is monitoring the outbreak of COVID-19 and the related business and travel restrictions and changes to behavior intended to reduce its spread, and its impact on operations, financial position, cash flows, customer trends, customer payments, and the industry in general. Due to the rapid development and fluidity of this situation, the magnitude and duration of the pandemic and its impact on the Company's operations and liquidity is uncertain as of the date of this report. While there could ultimately be a material impact on operations and liquidity of the Company, at the time of issuance, the impact could not be determined.

Charles Towne Securities, LLC
Schedule I
Computation of Net Capital Under SEC Rule 15c3-1
September 30, 2021

Net Capital

Member's Equity		$13,455
Less Nonallowable Assets:		0
Net Capital		$13,455
Aggregate Indebtedness	$	30,295

Computation of Basic Net Capital Requirements

Minimum net capital requirement (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Excess Net Capital	$	8,455
Ratio of Aggregate Indebtedness to Net Capital		2.25 to 1

Note: There is no material difference between Net Capital as computed above and the company's computation as shown on its FOCUS Report form X-17A-5 Part II-A dated September 30, 2021.

Charles Towne Securities, LLC
Supplemental Schedule II
Other Information
September 30, 2021

II - COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No.34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff. The Company does not hold customer funds or securities.

Charles Towne Securities, LLC
Supplemental Schedule III
Other Information
September 30, 2021

III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

With respect to the information Relating to Possession and Control Requirements under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No.34- 70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff. The Company does not hold customer funds or securities.

CHARLES TOWNE SECURITIES, LLC
EXEMPTION REPORT
SEPTEMBER 30, 2021

Charles Towne Securities, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R § 240.17a-(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

The Company does not claim an exemption from 17 C.F .R. § 240. 15c3-3 under paragraph (k) in reliance upon Footnote 74 of SEC Release No. 34-70073, and as discussed in Question 8 of the related FAQ released by SEC staff.

During the reporting period:

1. The Company: (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 1 5c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

2. The Company engaged solely in the following activities:

a. Private placements by effecting securities transactions via subscriptions
b. Referral fees from private placements

Management reviewed the provisions of Rule 15c3-3 and the related guidance in Footnote 74 of SEC release No. 34-70073 and as discussed in Question 8 of the related FAQ released by SEC staff.

The Company met the identified conditions for reliance on Footnote 74 of SEC release No. 34-70073 and as discussed in Question 8 of the related FAQ released by SEC staff throughout the period October 1, 2020, through September 30, 2021, without exception.

I, Scott Ilario, swear (or affirm) that to the best of my knowledge and belief, this Exemption Report is true and correct

Scott Ilario,
Chief Financial Officer

November 23, 2021
Date

JDCPA

Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Charles Towne Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Charles Towne Securities, LLC (the Company) did not claim an exemption from SEC Rule 15c3-3 in reliance upon Footnote 74 of SEC Release No. 34-70073, and as discussed in Question 8 of the related FAQ released by SEC staff, and (2) the Company stated that the Company met the identified conditions for such reliance throughout the year ended September 30, 2021 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) of 17 C.F.R. § 240.15c3-3 under the Securities Exchange Act of 1934, and the conditions set forth in Footnote 74 to SEC Release 34-70073 and as discussed in question #8 of the related FAQ issued by SEC staff.

Jerome Davies, CPA, P.C.

Marietta, Georgia
November 29, 2021